OMV

News Release

Tuesday, ...
7.30am (L... ...am (CET)

www.omv.com

OMV: Results for January–September and third quarter 2002
Third quarter shows continued performance improvement

- **EBIT** for the third quarter 2002 (Q3/02) increased by 2% compared to the second quarter of 2002, but fell 20% against Q3/01; a continued quarter on quarter improvement in EBIT and net income has been seen as the year has progressed.

- EBIT for the first nine months 2002 decreased by 39% to EUR 312 mn compared to the period in 2001 due to depressed European refining margins, lower oil prices and adverse currency effects.

- Exploration and Production (E&P) was again impacted by lower crude and gas prices; Refining and Marketing, including petrochemicals (R&M) was affected by continuing low refining margins although Marketing was stable with sustained improvement in volumes; in Gas, higher sales volumes were countered by lower prices and an increased storage fee; in Chemicals, higher sales volumes could not compensate for depressed prices and margins.

- **Consolidated sales** decreased by 11% for the first nine months of 2002 compared to 2001, due to lower product selling prices.

- **Net income** decreased by 37% to EUR 202 mn over the first nine months, and in Q3/02 by 13% to EUR 85 mn; these reductions are lower than the corresponding EBIT numbers due to a strong performance from Borealis; EPS (excluding minorities) amounted to EUR 7.39 (1-9/01: EUR 11.84) with clean EPS of EUR 8.12 (1-9/01: EUR 12.72).

- Market conditions remain demanding, but a slow recovery is under way as expected with marked improvement in certain market factors. Further improvement is expected in Q4/02. Despite the impact of this year's low bulk refining margins and falling petrochemical prices, current earnings targets are maintained.

Wolfgang Ruttenstorfer, CEO of OMV, commented: "We continue to operate in a demanding environment. Although refining margins remained extremely depressed and crude and product prices were still lower than last year, we are encouraged by the signs of sustained improvement over the last three consecutive quarters. We continue to deliver on our strategic goals of driving growth in R&M and in E&P, and our aim remains to further enhance our position and double our production and sales volumes by 2008."

Q3/02 stock price in EUR	close: 85.40	high: 100.00	low: 83.00

close November 11, 2002: EUR 92.00

dlw 11/26

OMV

News Release

Tuesday, November 12, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV
Results for January–September and third quarter 2002
Third quarter reflects continued performance improvement

Q3/02	Q3/01	%	in EUR million (mn)	1–9/02	1–9/01	%	FY 2001
117	146	(20)	Earnings before interest and tax (EBIT)	312	510	(39)	610
124	163	(24)	Clean EBIT [1]	325	545	(40)	702
120	134	(11)	Income from ordinary activities	301	474	(36)	570
85	98	(13)	Net income	202	320	(37)	382
89	110	(29)	Clean net income [1]	222	344	(39)	444
96	102	(6)	Net income according to US GAAP	204	308	(34)	389
1,824	1,858	(2)	Sales [2]	5,137	5,773	(11)	7,736
145	123	18	Net cash provided by operating activities	422	704	(40)	786
5,804	5,754	1	Employees	5,804	5,754	1	5,659

[1] Adjusted for special, non-recurring items [2] Sales excluding petroleum excise tax

OMV, the Central European oil and gas group, announces its results for the nine months and third quarter ended September 30, 2002.

Segmental highlights:

- **E&P:** Acquisition of a 10% stake in the Maui oil and gas field in New Zealand; development started of Field A in block NC 186 in Libya and new exploration licenses in Pakistan.
- **R&M:** Acquisition of 25.1% of The Rompetrol Group, NV with its Romanian refinery in Constanta; purchase of retail networks in the Czech Republic and in Germany.
- **Gas:** Full liberalization of Austrian gas market as of October 1, 2002.
- **C&P:** Volume recovery in fertilizers and melamine; construction of new melamine plant in Lutherstadt Wittenberg, Germany started in October.

As expected, market conditions during the first nine months have been very challenging, although there has been a continued improvement as the year has progressed. Along with the rest of the industry, OMV's results were impacted by lower crude and product prices compared to last year and the worst refining margins for over a decade. Reported EBIT for the nine months to September 30, 2002 fell by 39% to EUR 312 mn and clean EBIT by 40% to EUR 325 mn compared to last year. Similarly, net income fell by 37% to EUR 202 mn. Clean net income decreased by 36% to EUR 222 mn.

The third quarter results offer a mixed picture: Oil prices have risen compared to the comparable period last year. Refining margins have consistently improved during 2002, but they remain substantially below last year and at historically low levels. This has led to a 20% decrease in EBIT compared to the third quarter of 2001. The decline in third

quarter net income, down 13% compared to the same quarter last year, was mitigated to some extent by an improved performance from Borealis, Europe's second largest polyolefin producer, in which the Group holds a 25% stake.

Economic environment: oil prices (Brent) and exchange rates (USD/EUR)

World crude demand in the first nine months of 2002 edged down by 0.1 mn bbl/d to 76.2 mn bbl/d compared to last year. Demand was 0.4 mn bbl/d or 0.9% lower in the OECD countries. On the supply side, **world crude production** fell by 0.9 mn bbl/d to 76.1 mn bbl/d, thereby maintaining the equilibrium of the global oil market. OPEC output dropped by 10% to 28.3 mn bbl/d, thus reducing OPEC's market share to 37%, while CIS production jumped by 8.6%.

The average price for **Brent** decreased in the first nine months of the year by USD 1.78 or 7% to USD 24.38/bbl. Between January and September 2002 crude prices have risen by 9.8 USD/bbl to 28.88 USD/bbl, representing an increase of over 50%, despite weak overall demand. In the third quarter, Brent prices averaged USD 26.91/bbl – a 6% year-on-year increase – reflecting expectations of military action against Iraq. Rotterdam prices for gasoline and middle distillates quoted between 6% and 15% lower than in the first nine months of 2001.

The **US dollar** (USD) weakened during this year, with the euro rising steadily to near parity. The average exchange rate in Q3/02 was USD/EUR 0.98 (Q3/01: 0.89 USD/EUR). The average euro exchange rate for the first nine months increased by 4% to USD/EUR 0.93 year-on-year.

Business segments:
Exploration and Production (E & P)

Q3/02	Q3/01	in EUR million	1–9/02	1–9/01	FY 2001
77.00	63.82	EBIT	176.63	246.07	272.97
65.76	69.43	Clean EBIT [1]	168.04	254.71	311.75

[1] 2002: Special charges are added back to EBIT and relate to funding shortfalls in pension commitments; special income relates to increased income from gas storage services.

Segment sales in E & P declined by 19% to EUR 509.30 mn (1–9/01: EUR 629.74 mn) mainly as a result of significantly lower crude and gas prices. The Company's average realized crude price in the first nine months of 2002 decreased by approximately 11% to USD 23.21/bbl (1–9/01: USD 26.18/bbl).

EBIT declined by 28% to EUR 176.63 mn (1–9/01: EUR 246.07 mn). Production for the first nine months increased by almost 2%. This was however offset by the effect of lower crude oil prices, the higher USD/EUR exchange rate, and also higher production costs. The major contributors to earnings were the Company's Austrian, Libyan and UK operations.

Production costs excluding royalties (OPEX) for the first nine months of 2002 increased to USD 5.27/boe (1–9/01: USD 4.71/boe), largely due to weaker USD exchange rates and, additionally, exchange rate movements in the UK between USD and sterling, as well as higher overall insurance and environmental costs. **Exploration costs** declined by 9% to

EUR 50.53 mn (1-9/01: EUR 55.58 mn), mainly due to the suspension of operations in Sudan, although activities in Austria, Pakistan, Iran and Yemen increased.

Compared to the third quarter of 2001, EBIT for Q3/02 increased markedly by 21% to EUR 77 mn reflecting higher crude price and production levels. The average realized crude price in the third quarter increased by 4% to USD 25.99/bbl (Q3/01: USD 24.99/bbl). Production costs excluding royalties (OPEX) in Q3/02 of USD 6.22/boe were higher than in the comparable quarter last year (Q3/01: USD 5.61/boe) for the aforementioned reasons, and also as they fluctuate with the progress of ongoing projects and therefore cannot be evenly allocated over the four quarters. Due to suspended activities in Sudan, exploration costs were significantly lower (Q3/02: EUR 9.78 mn; Q3/01: EUR 19.71 mn).

Changes in the Austrian gas market in recent years have led to various organizational changes within the Company, the most important of which being the spin-off of the gas business. OMV Erdgas GmbH, the Company's 100% Gas subsidiary, is in its first full year of operating as a stand-alone business. This independence has helped OMV to gain a clearer insight into the risks and associated costs/rewards of the various operations in E&P and Gas. To better reflect the inherent risks in the gas storage business, E&P has charged an additional storage fee of EUR 11.2 mn in Q3/02 for the first nine months of the year for services provided to the gas business. This extra fee is estimated to be EUR 15 mn for the full year.

Total production of oil, NGL (natural gas liquids) and gas rose by almost 2% to 21.5 mn boe over the nine months representing a daily production rate of almost 79,000 boe/d (1-9/01: 21.1 mn boe or 77,000 boe/d). Oil and NGL production at 14.2 mn bbl was almost 4% below last year's level of 14.7 mn bbl, mainly due to lower output in Libya, the UK, Austria, and in Australia, where in part scheduled maintenance activities slowed down production. Gas production however increased by almost 15% to 43.4 bcf or 1.16 bcm (1-9/01: 37.9 bcf or 1.02 bcm) due to the addition of production from the Miano gas field in Pakistan and increased UK volumes, which compensated for the decline in Austrian production.

Production in the third quarter improved by almost 2% over the comparable period last year to 73,000 boe/d due to higher production in the UK and in Pakistan which outweighed the OPEC restriction on Libyan production. However, production was below the second quarter level of 84,000 boe/d, mainly due to scheduled turnarounds in Austria and the UK, where technical difficulties at Schiehallion's FPSO (Floating Production Storage and Offloading) in the North Sea caused a production shutdown in August.

One of the operational highlights of the third quarter of 2002 was the acquisition of a 10% stake in the Maui oil and gas field in New Zealand from Shell at the end of September. This was an important step towards the achievement of OMV's short-term production goal of 100,000 boe/d by the end of 2002. In addition, OMV purchased Shell's entire 49%-stake of the Maari exploration permit. In August OMV received the go-ahead for the development of Field A in Block NC 186 in Libya. Production is planned to start in the first quarter of 2004 and total production volume is expected to be approximately 40,000 barrels per day (bbl/d). In July, OMV, as operator of an international consortium, signed an exploration agreement for the South West Miano II Block in south eastern Pakistan.

Refining and Marketing, including petrochemicals (R & M)

Q3/02	Q3/01	in EUR million	1-9/02	1-9/01	FY 2001
35.05	61.16	EBIT	72.15	177.48	223.09
42.57	72.87	Clean EBIT [1]	83.52	203.61	279.25

[1] 2002: Special charges are added back to EBIT and mainly relate to funding shortfalls in pension commitments.

Provisional estimates for the various markets for petroleum products all indicate a drop in demand during the first nine months of 2002. Total consumption of all the countries where OMV is active is estimated to have fallen by about 1% to 75.4 mn t, of which the EU member states account for about 37 mn t, representing a decline of 2%. Total **Austrian** consumption in the period January to September 2002 remained virtually unchanged at about 8.4 mn t. The different product groups experienced divergent developments: there was strong consumption growth in transportation fuels, which benefited from an increase in gasoline (+6%) and diesel consumption (+9%), but there was a marked reduction in fuel oils.

In **Germany** consumption is estimated to have declined by about 4%, mainly due to fuel oils; gasoline went down by 2%, whereas diesel experienced slight gains. In **Central and Eastern Europe**, stability in consumption for the first nine months is expected, with an increase in transportation fuels of between 3% and 4% for gasoline and diesel respectively. Of the various countries, demand in Hungary and Slovenia is expected to have declined, with stable consumption envisaged in Bulgaria and Slovakia. Consumption in all other markets in which OMV is active is expected to have increased.

Segment sales decreased by 16% to EUR 3,613.53 mn (1-9/01: EUR 4,304.24 mn) mainly due to lower product prices for bulk and basic petrochemicals and lower sales volumes in Refining.

Reported EBIT in the first nine months of 2002 was markedly down at EUR 72.15 mn (1-9/01: EUR 177.48 mn). This deterioration compared to 2001 is mainly attributable to low bulk margins, which have been at their lowest levels for more than a decade. The indicative Rotterdam bulk margin for the first three quarters of 2002 substantially decreased from USD 1.97/bbl to USD 0.48/bbl. Despite the anticipated gradual improvement in margins as the quarters unfolded, bulk operations continued to be loss making in the third quarter, albeit to a lesser extent. Additional reasons for the reduced EBIT were lower quantities and weaker basic petrochemicals margins.

Reported EBIT for the third quarter 2002 decreased by 43% over last year and stood at EUR 35.05 mn (Q3/01: EUR 61.16 mn). Compared to Q2/02, EBIT was down by about 9% (Q2/02: EUR 38.35 mn). The positive effects of the slight improvement in bulk refining margins this quarter was basically counteracted by higher costs, in part due to the summer floods and maintenance costs. Clean EBITs for the two quarters, however, were at similar levels (Q3/02: EUR 42.57 mn; Q2/02: 42.20 mn).

The EBIT contribution from **basic petrochemicals** (i.e. mainly ethylene and propylene) declined to EUR 49.83 mn for the nine months, mainly reflecting the considerable drop in prices and margins (1-9/01: EUR 71.31 mn). EBIT for Q3/02 was EUR 20.14 mn, similar to Q2/02 results at EUR 20.06 mn. Compared to Q3/01 EBIT at EUR 18.85 mn, this year's increase reflects higher sales volumes which compensated for prevailing low

margins. **Marketing** as a whole was slightly better than last year, due mainly to the Group's growing international activities.

Refining sales volume decreased by 2% to 8.70 mn t (1–9/01: 8.91 mn t). Schwechat's output was 6.32 mn t, including exports, petrochemicals and third party processing, a decrease of 2% (1-9/01: 6.46 mn t). Burghausen's sales volumes fell by some 3% to 2.38 mn t (1–9/01: 2.45 mn t). Exports from Schwechat, mainly to OMV's CEE marketing subsidiaries, decreased by 7% to 1.01 mn t (1–9/01: 1.09 mn t).

OMV's refining crude input remained stable at 9.19 mn t (1–9/01: 9.24 mn t). Total capacity utilization increased slightly to 95% as of the half year. The utilization rate in Schwechat rose to 93% (from 91% as of the half year) and Burghausen refined at close to full capacity, at 99%. Crude input for third party processing in Schwechat decreased slightly to 1.35 mn t (1–9/01: 1.36 mn t).

In **Marketing**, total sales volume increased by 2% to 5.94 mn t (1–9/01: 5.80 mn t). Both the domestic and international retail businesses and the domestic commercial business contributed to this growth, with a particularly strong performance from the retail business as a whole. International commercial sales fell slightly compared to last year. Total sales volumes in Austria increased by 5% from 2.49 mn t to 2.62 mn t, and international sales volumes were basically stable at 3.32 mn t (1–9/01: 3.31 mn t).

Since the end of 2001, the OMV **retail network** has increased by 58 stations to a total of 1,218 (December 31, 2001: 1,160); 21 of these new outlets were opened in the third quarter. The number of stations in Austria has fallen by 4 since the end of 2001, giving a total of 530 stations in operation at the end of September 2002. The international retail business now represents 56% of the whole with 688 stations in operation (December 31, 2001: 54%; 626 stations). OMV operates 61 retail stations in Bulgaria (2001: 51), 30 in Croatia (2001: 25), 122 in the Czech Republic (2001: 110), 77 in Germany (2001: 79), 113 in Hungary (2001: 114), 70 in Italy (2001: 66), 45 in Romania (2001: 34), 67 in Slovakia (2001: 51), 101 in Slovenia (2001: 96), and 2 stations in Yugoslavia.

According to preliminary market estimates for the first nine months of 2002, the average retail market share held by the OMV Group was 16%, with an Austrian retail market share of 21% and an international retail market share of about 13%. The total market share including all 12 countries in which OMV operates (Austria, Czech Republic, Hungary, Slovakia and Slovenia are complemented by the markets of Southern Bavaria, Bosnia-Herzegovina, Bulgaria, Croatia, north east Italy, Romania and Yugoslavia) is some 9%.

During the third quarter three retail acquisition projects have been finalized that underline the strategy for growth in Marketing: in August, OMV won a tender for a retail network in the Czech Republic; furthermore, the German market position of OMV will be strengthened by the purchase of 32 retail stations from Shell as well as a Bavarian retail network of 40 stations, which will be added to the Company's network from the beginning of next year. Another milestone was the acquisition of a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania. It operates the only refinery at the Black Sea coast with access to the river Danube, the Petromidia refinery with a capacity of 100,000 bbl/d. This acquisition supports the Company's strategy to grow market share in Marketing and to secure access to the necessary refining capacities.

Gas

Q3/02	Q3/01	in EUR million	1-9/02	1-9/01	FY 2001
11.76	20.68	EBIT	68.06	78.91	110.54
22.06	20.70	Clean EBIT [1]	79.26	79.48	110.97

[1] 2002: Special charges are added back to EBIT and relate to personnel restructuring and higher storage fee charges.

In the first nine months of 2002, natural gas consumption in Austria decreased by about 1% to approximately 5 bcm. The Natural Gas Amendment Act was approved by the Austrian Parliament with full liberalization taking effect on October 1, 2002. In this respect, Austria is a forerunner in the European Union.

Segment sales of Gas increased by approximately 8% and stood at EUR 1,039.14 mn in the first nine months of 2002 (1-9/01: EUR 964.39 mn). This was largely a result of increased sales volume despite lower gas prices, which are linked to fuel prices.

EBIT decreased by 14% from EUR 78.91 mn in the first nine months of 2001 to EUR 68.06 mn in the current period. This was partly due to operational factors, but the decline in Q3/02 is mainly attributable to an increased storage fee. (For more information please refer to the E&P section in this report.)

The start-up of the first phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a strong positive factor in the carrier business. The supply business benefited from additional gas consumption by power plants after hydro generation fell as a consequence of the floods in the summer. Similarly, the marketing business showed a strong performance compared to the first nine months of 2001. Contracted storage volumes, however, decreased by 4%, as long-term contracts were only partly renewed in 2002. As of September 30, 2002, physical storage levels of gas reserves held for OMV customers decreased to 0.97 bcm (1-9/01: 1.32 bcm) as the increased consumption was mainly met by volumes drawn from storage.

Total **gas sales volumes** were 4.83 bcm, 6% above last year's level (1-9/01: 4.53 bcm).

Total gas **transmission capacity** sold increased to 1,395 mn cbm/h/km compared to year-end 2001 at 1,328 mn cbm/h/km, mainly due to the expansion of the TAG capacity and higher capacities sold on the SOL and the PENTA West pipelines.

The negotiations regarding an Austrian joint marketing company between OMV and the leading regional gas distribution companies in the Austrian natural gas market should be finalized in Q4. Approval of the competition authorities has already been given. Liberalization will have an impact both on the results of the Gas division and also on how they are presented. The implementation of the joint venture will move income from OMV's EBIT down to financial income in Q4, whilst the regulated income for OMV's domestic transport business and for the regulatory zone directors' activities will also reduce OMV's transport EBIT somewhat.

Chemicals [1]

Q3/02	Q3/01	in EUR million	1–9/02	1–9/01	FY 2001
7.17	11.96	EBIT	32.05	35.69	48.74
7.17	11.76	Clean EBIT [2]	31.15	35.29	45.99

[1] and Plastics [2] 2002: Special income relates to one-off gains on real estate disposals.

The outlook for the European chemical industry remains depressed with recovery in the market not expected until 2003. Gas prices are rising but are still 14% below last year's levels. Demand in the **fertilizer market** in Europe remains restrained due to low farm incomes as a result of poorer harvests and lower prices. Despite this, calcium ammonia nitrate volumes in the first nine month were higher than the year before but this could not compensate for a general trend of lower prices and higher costs due to damages caused by the floods in summer that necessitated some repair and maintenance work.

In the **melamine** market the economic environment is still unfavorable to growth in demand. Exports to North America and Asia increased but margins and the USD exchange rates were below previous years' levels. Looking forward, tight supply indicates rising prices in the fourth quarter and more stable prices in 2003.

Segment sales in Chemicals (including Plastics) increased by 10% to EUR 359.41 mn (1-9/01 EUR 326.70 mn) as a result of higher sales volumes in fertilizers and melamine, which more than compensated for lower product prices.

EBIT for the first nine months of 2002 decreased by 10% to EUR 32.05 mn (1-9/01: EUR 35.69 mn) due to depressed earnings and margins, which could not be compensated for by higher sales volumes and lower feedstock costs, i.e. gas. Sales volumes for fertilizers rose by 24% compared to last year, but were accompanied by a marked decrease in sales prices. Melamine sales volumes increased by more than 50% mainly due to accelerated exports to North America and Asia but earnings again were lower due to low selling prices.

In comparison with last year's third quarter EBIT of EUR 11.96 mn, Q3/02 EBIT dropped by 40% due to lower fertilizer sales volumes and margins and depressed melamine margins. The third quarter results for the Chemicals business were also impacted by the floods in Austria that caused costs of approximately EUR 2 mn.

Geo-textile sales volumes for the first nine months were 3% lower – in line with the difficult economic situation – leading to a lower contribution from this business area.

OMV Group statements: Income statement

Consolidated sales excluding petroleum excise tax for the nine months decreased by 11% to EUR 5,136.71 mn (1–9/01: EUR 5,772.84 mn). R&M accounted for some 70% of total consolidated sales, Gas for approximately 20%, Chemicals for 7%, and E&P for almost 3%.

Markedly lower European refining bulk margins as well as the higher USD/EUR exchange rate, lower crude oil prices, and lower oil sales volumes led to the 39% decrease in the Group's **EBIT** to EUR 312.12 mn (1–9/01: EUR 510.00 mn). The EBIT performance of

Gas was 14% below that of last year and Chemicals decreased by 10% compared to the first nine months of last year.

Clean EBIT decreased by 40% to EUR 325.21 mn (1–9/01: EUR 544.93 mn). Special items of EUR 13.08 mn were accounted for in the first nine months of 2002 (1–9/01: EUR 34.94 mn). The poor performance of financial markets during the year has led to funding shortfalls in respect of independently managed pension funds for which OMV has provided performance guarantees. EUR 17.25 mn has been provided in the first nine months of the year to cover these shortfalls. As of September 30, 2002 the total value of pension funds for which performance guarantees had been given amounted to EUR 320 mn. The guarantees themselves are for annual value growth of between 6% and 6.5%.

Financial charges comprise net interest charges, income/losses from equity investments and other financial income/losses. **Net interest charges** were EUR 29.01 mn, an improvement of EUR 7.61 mn (1–9/01: EUR 36.62 mn), primarily as a consequence of reduced borrowing costs.

Equity investment income amounted to EUR 24.20 mn (1–9/01: EUR 5.16 mn). One of the most important equity income sources is the participation in Borealis. After an improved performance in Q2/02, Borealis produced another satisfactory result for Q3/02. Net profits for the Borealis Group for the first nine months of 2002 stood at EUR 30 mn, of which EUR 25 mn was earned in the third quarter 2002 (1-9/01: loss of EUR 18 mn; Q3/01: loss of EUR 10 mn). This improvement was due to higher margins and sales volumes, and to benefits from ongoing cost reduction programs.

OMV consolidates its 25% share in Borealis' results as part of net financial charges. For the year to date this amounted to EUR 7.50 mn and for the third quarter EUR 6.25 mn. Despite the improving position seen in the polyolefin market during the year, early indications for the fourth quarter suggest a market oversupply, which is leading to considerable price erosion. A continuation of this trend would have a significant negative impact on the fourth quarter results for Borealis.

In summary, **financial charges** from January to September 2002 for the OMV Group decreased to EUR 10.70 mn (1–9/01: EUR 35.69 mn) after deducting other financial losses of EUR 5.89 mn (1–9/01: EUR 4.22 mn).

For the first nine months of the year **income from ordinary activities** decreased by 36% to EUR 301.42 mn (1–9/01: EUR 474.31 mn). The effective **corporate income tax rate**, based on pre-tax profits, slightly increased to 33% (1–9/01: 32%), mainly due to changes in the UK tax legislation for E&P activities, i.e. the increase from 30% to 40% of corporation tax. Taxes on income for the Group decreased from EUR 154.04 mn to EUR 99.39 mn. **Net income** for the period decreased by 37% to EUR 202.03 mn (1–9/01: 320.27 mn). Clean net income adjusted for EBIT and tax related special items amounted to EUR 221.57 mn, thus showing a decrease of 36% (1–9/01: 343.86 mn).

When analyzing the reported results on a quarterly basis, the improvement seen in the second quarter of 2002 continued into Q3/02: As the year unfolded, quarterly figures for EBIT and net income have improved. The Group's EBIT of Q3/02 increased by 2% to EUR 117.41 mn. Although net income in the third quarter was below last year's level, it improved by 10% compared to Q2/02 from EUR 77.18 mn to EUR 84.88 mn. This improvement is mainly derived from the decrease in the effective tax rate from 36% in the second quarter of this year to 29% in the third quarter. This is principally due to the

revaluation of deferred tax liabilities in the UK resulting from changes in UK tax law. This was fully taken into account in the second quarter.

Looking at clean income for the third quarter 2002 however, a lower net income than in Q2/02 was realized at EUR 89.14 mn (Q2/02: EUR 93.06 mn) due to the second quarter having been adversely affected by the UK tax changes referred to above.

Balance sheet, gearing and capital expenditure

The Company's **balance sheet** remains strong with the **gearing ratio** (net debt divided by stockholders' equity) up to 19% at the end of September (December 31, 2001: 17%). **Net debt** increased from EUR 385.89 mn at the end of 2001 to EUR 433.43 mn as of September 30, 2002, reflecting investment and dividend payments. As of September 30, 2002, bank loans, overdrafts and Group clearing liabilities of EUR 583.48 mn (December 31, 2001: EUR 605.99 mn) compared with current financial assets and Group clearing receivables totaled EUR 150.05 mn (December 31, 2001: EUR 220.10 mn).

Total assets increased by 3% to EUR 5.94 bn (December 31, 2001: EUR 5.77 bn). Fixed assets grew to EUR 4.16 bn (December 31, 2001: EUR 3.98 bn). **Additions to fixed assets** amounted to EUR 508.81 mn (1-9/01: EUR 390.11 mn), of which approximately 82% resulted from additions to tangible assets (1-9/02: EUR 415.84 mn; 1-9/01: EUR 309.25 mn). Additions to financial assets were EUR 68.73 mn (1-9/01: EUR 55.21 mn) and additions to intangible assets were EUR 24.23 mn (1-9/01: EUR 25.66 mn). **Current assets** increased by some 1% to EUR 1.66 bn (December 31, 2001: EUR 1.63 bn) mainly due to higher inventories.

Capital expenditure in the first nine months of 2002 increased by 32% from EUR 355.46 mn to EUR 470.61 mn. Of the total, 32% was invested in E&P with about half of the total being attributable to the Group's UK and Australian activities. Investment in R&M increased to 44% of the total mainly due to acquisitions in the Marketing business. In Gas, the main investment activity continues to be the expansion of the TAG pipeline consuming about 19% of the total. Chemicals accounted for some 4% of the total.

Stockholders' equity increased by some 2% and the Group's **equity ratio** was stable at 39% (December 31, 2001: 39%). The value of OMV **shares** owned by the Company increased to EUR 11.25 mn compared to EUR 9.04 mn as a result of a share buy back program for the Group's senior executive stock option plan as agreed at the last AGM. In the first nine months of 2002, 35,760 shares were purchased. The total share buy backs in 2000 and 2001 amounted to 96,000 shares. **Liabilities** increased slightly from EUR 1.81 bn to EUR 1.85 bn, with higher accounts payable from trade countering decreased amounts due to banks.

Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the first nine months amounted to an outflow of EUR 102.69 mn (1-9/01: inflow of EUR 289.96 mn). The outflow in the first nine months of 2002 reflects the worsened operational environment and increased investment activities. When comparing the third quarters of 2002 and 2001, both showed an inflow of EUR 10.44 mn and EUR 56.07 mn, respectively.

Sources of funds in the first nine months decreased by approximately 18% to EUR 466.71 mn (1–9/01: EUR 570.53 mn), mainly resulting from the marked fall in net income by 37%, although this was partly mitigated by increased deferred taxes. Compared to the second quarter of 2002, this improved by 5% mainly due to the better results in Exploration and Production. Net working capital increased by EUR 44.53 mn in the first nine months of 2002, mainly due to an increase in trading stocks and an increase in accounts receivable, although these effects were mitigated by increased liabilities and short-term provisions (1–9/01: decrease of EUR 133.17 mn). Overall, **net cash provided by operating activities** was EUR 422.18 mn (1–9/01: EUR 703.70 mn).

Net cash used in investing activities increased from EUR 296.68 mn to EUR 406.65 mn including inflows from disposals of EUR 42.22 mn (1–9/01: EUR: 56.61 mn). **Net cash used in financing activities** lessened to an outflow of EUR 54.16 mn and reflected the payment of the Company´s dividend. The equivalent period last year showed an outflow of EUR 320.25 mn because the free cash flow was used for debt repayment. Cash and cash equivalents decreased by EUR 44.78 mn from EUR 189.14 mn to EUR 144.37 mn since the beginning of the year (1–9/01: increase by EUR 86.97 mn to EUR 208.93 mn).

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, restructuring expenses, pensions, severance and jubilee payments, and the deferred tax adjustments on these items.

Stockholders' **equity** according to US GAAP increased to EUR 2.41 bn (December 31, 2001: EUR 2.34 bn), and was almost 6% higher than the corresponding ACC equity (after minorities) of EUR 2.28 bn. The main positive reconciliation items were depreciation, fixed assets in E & P, provisions, and restructuring, whereas adjustments concerning mainly pension, severance and jubilee payments and deferred tax decreased the Group's equity. **Net income** according to US GAAP for the first nine months of 2002 was EUR 203.71 mn (1–9/01: EUR 308.39 mn), almost 3% higher than the ACC net income of EUR 198.65 mn (excluding minorities). The positive effects of pension, severance and jubilee payments' adjustments, purchases of associates (due to SFAS 141 and 142) and deferred taxes were mitigated by book losses of derivative instruments and depreciation under US GAAP regulations.

EPS under US GAAP was EUR 6.89 (1–9/01: EUR 11.46), lower than the ACC number at EUR 7.39 (1–9/01: EUR 11.84). The main reason for the lower EPS under US GAAP is the treatment of unamortized deferred credits relating to negative goodwill arising on acquisitions before July 1, 2001. These amounted to EUR 18.44 mn in total for the year and have been fully written off and recognized as income in 2002 due to a change in accounting principles following the implementation of SFAS 141. This effect is eliminated in the EPS calculation under US GAAP.

Personnel

As of the end of September 2002, the OMV Group's **headcount** has increased by 145 people to 5,804 employees (December 31, 2001: 5,659), mainly resulting from expansion

in E&P and R&M. Compared to the figure as of September 30, 2001, the number of employees increased from 5,754 by 50 people.

Outlook for 2002

As stated at the results for the full year 2001 and evidenced by year to date performance, a marked decline in the Group's 2002 full year earnings is virtually unavoidable. The results for the first nine months of the year clearly show the challenging market conditions the industry is currently facing. However, the third quarter results demonstrate that certain market factors have markedly improved.

Refining margins in Europe remained at unprecedentedly low levels during the first nine months of 2002, although the upward trend seen in the second quarter has continued. There is a widely held expectation that they will continue to improve in the fourth quarter. Prices and margins of basic petrochemical products also showed an improvement in Q3/02, but this trend is not expected to continue as increased naphtha prices will put pressure on margins in the fourth quarter. A more positive performance from our **Marketing** business is expected due to continued volume growth, although margins in our international markets continue to be under pressure. On this basis we would expect the contribution from our R&M business to continue to improve in the fourth quarter of the year. However, it is clear that last year's performance levels will not be reached.

Recent oil price developments have altered our oil price forecasts for 2002: we had expected average prices to be below 2001 levels, but now we expect them to be at about last year's level (Brent price averaged 24.46 USD/bbl). However, we still forecast gas prices to be below last year's level, mainly due to the time lag. The trend of rising production volumes in **E&P** from new production from the Miano field in Pakistan and from the fields Jade and Skene in the UK will continue, helped also by a contribution from Maui in the fourth quarter.

The EBIT contribution of the **Gas** business for the full year 2002 is likely to decrease partly due to market conditions and partly as a result of changes in the reporting structure of the business following OMV's establishment of an Austrian gas marketing company in partnership with the leading regional gas distributors. Under the new structure it is expected that certain profits reported within EBIT will be reported in financial income (equity investments income) with effect from Q4.

Borealis is not expected to benefit from a cyclical upturn until 2003 and earnings expectations for Q4/02 reflect depressed price levels (reflected in equity investments income).

Due to the continued pressure on fertilizer and melamine earnings, we expect **Chemicals** (including geo-textiles within plastics) to perform at a similar level to 2001.

Based on the current market conditions and as previously stated, a repetition of last year's record Group earnings is not possible. However, the increased efficiency of our operations, our commitment to driving growth in E&P and the expansion of our Marketing operations means that we are able to maintain our ambitious growth targets in the current environment and we are well placed to take advantage of any improvement in market conditions. Our primary goal remains to double the size of our business by 2008 through a program of strong organic growth and focused investments.

— **Ends** —

For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press office Tel. +43 1 404 40-21663; e-mail: bernhard.hudik@omv.com
Homepage: www.omv.com

Cubitt Consulting
Noga Villalón, London Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next results announcement: **Result January–December 2002 and Q4/02** on March 11, 2003

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E & P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R & M: Refining and Marketing, including petrochemicals; t: tons; USD: US dollar

Tables follow

Financial statements according to ACC (Austrian Commercial Code), in EUR

(Unaudited figures; rounded figures sometimes do not add up.)

Q3/02	Q3/01	**Sales** in EUR 1,000	1-9/02	1-9/01	2001
187,741	205,613	Exploration and Production	509,297	629,735	765,367
1,333,058	1,397,272	Refining and Marketing [1]	3,613,525	4,304,236	5,579,826
334,054	285,978	Gas	1,039,144	964,393	1,438,169
115,858	115,926	Chemicals [2]	359,408	326,695	439,696
24,176	53,596	Corporate and Other	72,923	64,165	80,902
1,994,887	**2,058,385**	**Segment subtotal**	**5,594,297**	**6,289,224**	**8,303,960**
(170,882)	(200,845)	less: internal sales	(457,585)	(516,384)	(567,576)
1,824,005	**1,857,540**	**OMV Group**	**5,136,712**	**5,772,840**	**7,736,384**

Q3/02	Q3/01	**EBIT** in EUR 1,000	1-9/02	1-9/01	2001
77,000	63,820	Exploration and Production	176,628	246,073	272,973
35,049	61,161	Refining and Marketing [1]	72,145	177,482	223,091
11,757	20,678	Gas	68,062	78,912	110,541
7,172	11,963	Chemicals [2]	32,049	35,690	48,741
(13,573)	(11,467)	Corporate and Other	(36,762)	(28,159)	(45,697)
117,405	**146,155**	**Segment subtotal**	**312,122**	**509,998**	**609,649**
6,580	17,135	Special items [3]	13,080	34,935	92,620
(11,240)	*5,607*	*thereof: Exploration and*	*(8,590)*	*8,635*	*38,780*
7,520	*21*	*Refining and Marketing [1]*	*11,370*	*570*	*56,160*
10,300	*11,708*	*Gas*	*11,200*	*26,130*	*430*
0	*(200)*	*Chemicals [2]*	*(900)*	*(400)*	*(2,750)*
0	*0*	*Corporate and Other*	*0*	*0*	*0*
123,985	**163,290**	**OMV Group clean EBIT**	**325,202**	**544,933**	**702,269**

[1] including petrochemicals [2] and Plastics
[3] 2002: Special items are added back or deducted from EBIT, for more details please refer to the specific segment.

Q3/02	Q3/01	**Net income** in EUR 1,000	1-9/02	1-9/01	2001
119,544	134,089	Income from ordinary activities, reported	301,423	474,308	569,707
(34,664)	(36,136)	Taxes on income, reported	(99,391)	(154,263)	(188,057)
84,880	97,953	Reported net income	202,032	320,266	381,650
29.0%	26.9%	Tax rate in %, reported	33.0%	32.5%	33.0%
29.3%	27.3%	Tax rate in %, clean [1]	29.6%	32.5%	33.0%
126,124	151,224	Income from ordinary activities, clean [1]	314,503	509,243	662,327
(36,987)	(41,313)	Taxes on income, clean [1]	(92,936)	(165,388)	(218,630)
89,137	**109,911**	**OMV Group clean 1)**	**221,567**	**343,855**	**443,697**

[1] In 2002 an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate has been included (i.e. increase from 30% to 40%).

Consolidated balance sheet in EUR 1,000

Assets	Sept 30, 2002	Dec. 31, 2001
A. Fixed assets		
I. Intangible assets	139,380	130,865
II. Tangible assets	3,075,425	2,923,190
III. Financial assets	941,472	928,786
	4,156,277	**3,982,841**
B. Current assets		
I. Inventories	467,060	385,821
II. Accounts receivable and other assets	1,029,971	1,020,013
III. Cash in hand and cash at bank, securities	161,302	229,129
	1,658,333	**1,634,963**
C. Deferred taxes	100,258	130,677
D. Prepaid expenses and deferred charges	29,807	23,062
	5,944,675	**5,771,543**

Stockholders´ equity and liabilities in EUR 1,000	Sept 30, 2002	Dec. 31, 2001
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,066,927	2,018,596
III. Own stock	11,252	9,036
IV. Minority interests	26,702	24,484
	2,301,171	**2,248,406**
B. *Provisions*		
I. Provisions for severance payments and pensions	698,139	695,450
II. Other provisions	387,264	356,782
	1,085,403	**1,052,232**
C. Liabilities	1,850,451	1,810,481
D. Accrued decommissioning and restoration costs	223,302	222,315
E. Deferred income	484,348	438,109
	5,944,675	**5,771,543**

Q3/02	Q3/01	Consolidated statement of income in EUR 1,000	1-9/02	1-9/01
2,367,575	**2,341,691**	Sales including excise petroleum tax	**6,675,856**	**7,163,632**
(543,570)	(484,151)	Petroleum excise tax	(1,539,144)	(1,390,792)
1,824,005	**1,857,540**	**Sales excluding excise petroleum tax**	**5,136,712**	**5,772,840**
(25,934)	(25,409)	Direct selling expenses	(76,347)	(73,628)
(1,529,887)	(1,561,096)	Cost of goods sold	(4,327,731)	(4,812,475)
268,184	**271,335**	**Gross profit**	**732,634**	**886,737**
21,106	17,510	Other operating income	43,849	33,113
(72,665)	(65,254)	Selling expenses	(224,041)	(198,342)
(42,478)	(31,445)	Administrative expenses	(114,671)	(97,068)
(11,173)	(14,370)	Exploration expenses	(43,171)	(44,684)
(6,385)	(5,367)	Research and development	(17,117)	(15,881)
(39,184)	(26,254)	Other operating expenses	(65,361)	(53,877)
117,405	**146,155**	**Earnings before interest and tax**	**312,122**	**509,998**
2,139	(12,066)	Financial items	(10,699)	(35,690)
119,544	**134,089**	**Income from ordinary activities**	**301,423**	**474,308**
(34,664)	(36,136)	Taxes on income	(99,391)	(154,042)
84,880	**97,953**	**Net income for the period**	**202,032**	**320,266**

Q3/02	Q3/01	Summarized statement of cash flows in EUR 1,000	1-9/02	1-9/01
84,880	97,953	Net income for the period	202,032	320,266
85,290	98,757	Depreciation and other	264,673	250,266
170,170	196,710	Sources of funds	466,705	570,532
(24,747)	(73,482)	(Increase) decrease in net working capital	(44,530)	133,170
145,423	**123,228**	**Net cash provided by operating activities**	**422,175**	**703,702**
(163,693)	(81,114)	Capital expenditure	(448,870)	(353,283)
28,805	13,688	Proceeds from the sale of fixed assets and subsidiaries	42,223	56,606
(134,888)	**(67,426)**	**Net cash used in investing activities**	**(406,647)**	**(296,677)**
(41,849)	**(11,213)**	**Net cash used in financing activities**	**(54,157)**	**(320,245)**
(589)	(3,944)	Effect of exchange rate changes	(6,147)	185
(31,903)	**40,545**	**Net (decrease) increase in cash and cash equivalents**	**(44,776)**	**86,965**
176,269	168,383	Cash and cash equivalents at beginning of period	189,142	121,964
144,366	208,929	Cash and cash equivalents at end of period	144,366	208,929

US GAAP reconciliation of net income and stockholders' equity:

(Unaudited figures; rounded figures sometimes do not add up.)

Stockholders' Equity		US GAAP reconciliation	Net income		
Sep 30, 2002	Dec. 31, 2001	in EUR 1,000	1-9/02	1-9/01	2001
2,301,171	**2,248,406**	**Equity and net income according to ACC**	**202,032**	**320,266**	**381,650**
(25,921)	(24,483)	Income attributable to minority interests	(3,380)	(1,447)	(2,452)
2,275,250	**2,223,923**	**Equity and net income after minority interests**	**198,652**	**318,819**	**379,198**
134,784	157,174	Depreciation of fixed assets (other than E & P)	(22,390)	(29,569)	(38,523)
69,006	52,063	Depreciation of fixed assets in E & P	(894)	(440)	11,212
(12,741)	(9,036)	Treasury stock	(172)	(704)	(532)
0	(1,074)	Sale and leaseback transactions	1,074	1,608	2,142
6,072	(12,959)	Purchases of associates	19,044	676	919
(110,778)	(130,208)	Severance payments, pensions and jubilee payments	19,074	4,876	34,033
50,933	51,794	Restructuring costs	(861)	(423)	(23,151)
64,085	59,829	Other provisions	4,028	3,371	5,985
2,890	2,039	Foreign currency translations and transactions	895	(2,363)	78
35,843	16,992	Securities	4,669	(4,329)	2,200
(11,463)	18,921	Derivative instruments	(30,265)	7,648	18,173
335	779	Changes in accounting principles: plant upgrades	(444)	(973)	(1,238)
(96,263)	(85,722)	Deferred taxes	11,301	10,196	(1,990)
132,703	**120,592**	**Total reconciliation**	**5,059**	**(10,426)**	**9,308**
2,407,953	**2,344,515**	**Equity and net income according to US GAAP**	**203,711**	**308,393**	**388,506**

Q3/02	Q3/01	OMV Fact sheet	1-9/02	1-9/01	2001
27	27	**Non-par value shares outstanding** in million (mn)	27	27	27
26.87	26.90	**# of shares less own shares** (mn, EPS calculation)	26.89	26.92	26.92
3.15	3.64	**Earnings per share** (reported, ACC) in EUR	7.39	11.84	14.09
3.31	4.11	**Earnings per share** (clean [1], ACC) in EUR	8.12	12.72	16.39
3.57	3.78	**Earnings per share** US GAAP in EUR	6.89	11.46	13.94
0.98	0.89	**USD exchange rate** in EUR	0.93	0.90	0.90
26.91	25.30	**Average Brent crude price** in USD/bbl	24.38	26.16	24.46
25.99	24.99	**Average OMV realized crude price** in USD/bbl	23.21	26.18	24.09
9.78	17.91	**Exploration costs** in EUR mn	50.53	55.58	72.53
11.17	14.37	**Exploration expenses** in EUR mn	43.17	44.68	66.47
6.22	5.61	**Operating expenditure** in USD/boe	5.27	4.71	4.82
4.7	4.8	**Crude oil and NGL production** in mn bbl	14.2	14.8	19.8
12.4	10.9	**Natural gas production** in bcf	43.4	37.9	52.3
6.7	6.6	**Production of crude oil, NGL and gas** in mn boe	21.5	21.1	28.5
1.36	1.42	**Gas sales volumes** in bcm	4.83	4.53	6.37
0.97	1.32	**Gas volume stored for third parties** [2] in bcm	0.97	1.32	0.81
3.16	3.20	**Refining crude oil processing** in mn t	9.19	9.24	12.26
3.04	3.00	**Refining sales volume** in mn t	8.70	8.91	11.82
1,218	1,138	**Marketing retail network** [2]	1,218	1,138	1,160
530	*536*	*thereof: Austria*	*530*	*536*	*534*
61	*41*	*Bulgaria*	*61*	*41*	*51*
30	*23*	*Croatia*	*30*	*23*	*25*
122	*110*	*Czech Republic*	*122*	*110*	*110*
77	*81*	*Germany*	*77*	*81*	*79*
113	*114*	*Hungary*	*113*	*114*	*114*
70	*61*	*Italy*	*70*	*61*	*66*
45	*26*	*Romania*	*45*	*26*	*34*
67	*52*	*Slovak Republic*	*67*	*52*	*51*
101	*94*	*Slovenia*	*101*	*94*	*96*
2	–	*Yugoslavia*	*2*	–	–
2.07	2.03	**Marketing sales volume** [3] in mn t	5.93	5.80	7.77
5,804	5,754	**Employees** [2]	5,804	5,754	5,659

[1] using the Group's average tax rate adjusted for the UK tax effect
[2] figure of end of quarter is equal to that at end of period
[3] consolidated companies only